FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

800, 850 West Hastings Street, Vancouver, British Columbia, V6C 1E1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  August 16, 2003

/s/ Bradford Cooke

Bradford Cooke

President

Consolidated Financial Statements of

CANARC  RESOURCE  CORP.

(expressed in thousands of United States dollars)

Six months ended June 30, 2004 and 2003

(Unaudited - Prepared by Management)

Notice to Readers of the Interim Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2004

The interim unaudited consolidated financial statements of Canarc Resource Corp. (the "Company") for the six months ended June 30, 2004 ("Financial Statements") have been prepared by management and have not been reviewed by the Company's auditors.  The Financial Statements should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2003 which are available at the SEDAR website at www.sedar.com.  The Financial Statements are stated in terms of United States dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

CANARC  RESOURCE  CORP.

Consolidated Balance Sheets

(expressed in thousands of United States dollars)

(Unaudited - Prepared by Management)

	June 30, 2004	December 31, 2003
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$622	$1,902
Marketable securities (Note 3)	794	193
Accounts receivable and prepaids	128	36
Due from related parties (Note 7)	18	31
	1,562	2,162
RESOURCE PROPERTIES (Note 4)	11,298	10,489
EQUIPMENT (Note 5)	229	231
	$13,089	$12,882
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$60	$338

NON-CONTROLLING INTEREST IN SUBSIDIARY	121	121

SHAREHOLDERS' EQUITY
Share capital (Note 6(a))	48,664	47,906
Contributed surplus (Note 6(b))	807	524
Deficit	(36,563)	(36,007)
	12,908	12,423
	$13,089	$12,882
Nature of operations (Note 1)
Commitments and contingencies (Note 4)

Refer to the accompanying notes to the consolidated financial statements

Approved by the Directors

/s/

Bradford Cooke

/s/

Chris Theodoropoulos

Director

Director

CANARC  RESOURCE  CORP.

Consolidated Statements of Operations and Deficit

(expressed in thousands of United States dollars, except per share amounts)

(Unaudited - Prepared by Management)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Revenue:
Investment and other income	$23	$(5)	$39	$111
Expenses:
Stock-based compensation (Note 6(b))	-	58	308	72
Employee remuneration	34	-	112	-
General and administrative	54	98	110	165
Shareholder relations	35	14	92	69
Foreign exchange loss (gain)	66	-	70	-
Travel	10	(5)	16	-
Amortization	2	1	3	3
Recovery of resource properties	-	-	(118)	-
Corporate development	-	(2)	-	-
Property investigations	-	-	-	5
Write-down of marketable securities	-	-	-	11
	(201)	(164)	(593)	(325)
Loss for the period	(178)	(169)	(554)	(214)

Deficit, beginning of the period	(36,385)	(35,176)	(36,009)	(35,131)
Deficit, end of the period	$(36,563)	$(35,345)	$(36,563)	$(35,345)
Basic and diluted loss per share	$(0.00)	$(0.00)	$(0.01)	$(0.00)
Weighted average number of shares outstanding	55,411,470	49,045,399	54,250,068	48,257,100
Refer to the accompanying notes to the consolidated financial statements

CANARC  RESOURCE  CORP.

Consolidated Statements of Cash Flows

(expressed in thousands of United States dollars)

(Unaudited - Prepared by Management)

	Three Months Ended June 30,		Six Months Ended June 30,
	2004	2003	2004	2003
Cash provided from (used for):

Operations:
Loss for the period	$(178)	$(169)	$(554)	$(214)
Items not involving cash:
Amortization	2	1	3	3
Stock-based compensation	-	58	308	72
Gain on disposition of marketable securities	(17)	11	(29)	(101)
Write-down of marketable securities	-	-	-	11
	(193)	(99)	(272)	(229)
Changes in non-cash working capital items:
Accounts receivable and prepaids	63	30	13	(6)
Due to/from related parties	(118)	4	(92)	18
Accounts payable and accrued liabilities	(41)	2	(278)	(2)
	(289)	(63)	(629)	(219)
Financing:
Issuance of common shares	714	25	730	529
Investing:
Proceeds from disposal of marketable securities	35	458	50	744
Purchase of marketable securities	(622)	(557)	(622)	(848)
Resource properties, net of recoveries	(510)	(171)	(809)	(288)
Purchase of equipment	-	(1)	-	(1)
	(1,097)	(271)	(1,381)	(393)
Decrease in cash and cash equivalents	(672)	(309)	(1,280)	(83)
Cash and cash equivalents, begin of period	1,294	441	1,902	215

Cash and cash equivalents, end of period	$622	$132	$622	$132
Supplemental disclosure with respect to cash flows (Note 9)

Refer to the accompanying notes to the consolidated financial statements

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Six Months Ended June 30, 2004

(Unaudited - Prepared by Management)

1.

Nature of Operations

The Company is in the mineral exploration business and has not yet determined whether its resource properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company's interest in the underlying properties (Notes 4(d) and 4(e)), the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

The Company has incurred significant operating losses and has an accumulated deficit of $36,563,000 at June 30, 2004.  Furthermore, the Company has working capital of $1,502,000 as at June 30, 2004, which is not sufficient to achieve the Company's planned business objectives.  These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business.  The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable.  These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

These interim consolidated financial statements are unaudited and have been prepared by management and have not been reviewed by the Company's auditors.

(a)

Basis of presentation:

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned except for Sara Kreek Resource Corporation N.V., in which the Company holds an 80% interest, and Minera Aztec Silver Corporation, in which the Company holds a 63% interest.  All significant intercompany transactions and balances have been eliminated.

(b)

Cash and cash equivalents:

Cash and cash equivalents include cash and short-term liquid investments having terms to maturity when acquired of three months or less.  Short-term investments having terms to maturity when acquired of greater than three months and less than one year are included in marketable securities.

(c)

Marketable securities:

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Share investments are carried at the lower of cost and quoted market value at the reporting date.  Short-term deposits and other short-term investments are carried at the lower of cost plus accrued interest and quoted market value.

Canarc Resource Corp.                                                                                                                                                                            Page 6

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Six Months Ended June 30, 2004

(Unaudited - Prepared by Management)

2.

Significant Accounting Policies     (continued)

(d)

Resource properties:

All costs related to investments in resource properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries.  The costs related to a property from which there is production, together with the costs of mining equipment, will be amortized using the unit-of-production method.  When there is little prospect of further work on a property being carried out by the Company or its partners or when a property is abandoned or when the capitalized costs are not considered to be economically recoverable, the related property costs are written down to the amount recoverable.

The amounts shown for resource properties represent costs incurred to date, less recoveries and write-downs, and are not intended to reflect present or future values.

(e)

Equipment:

Equipment is recorded at cost and, for that equipment subject to amortization, the Company uses the declining balance method at rates varying from 20% to 30% annually.  Amortization on equipment used directly on exploration projects is not charged against operations until the related property is in production.

(f)

Stock-based compensation plan:

Effective January 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants ("CICA"), Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("HB 3870").  Under the new standard, stock options and other stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair value based method.

On adoption of HB 3870, the Company elected to use the settlement method of accounting for stock options granted to employees, and to disclose the pro forma effect of accounting for these awards under the fair value method.  Effective January 1, 2003, in connection with amendments to HB 3870, the Company changed the method of application of its stock-based compensation accounting policy so as to measure all stock options granted at fair value and to recognize the compensation expense over the vesting period, with a corresponding credit to contributed surplus.  This change has been applied prospectively for options granted on or after January 31, 2003, as allowed under the transitional provisions of HB 3870.

(g)

Loss per share:

Basic loss per share is computed by dividing the loss available to common shareholders by the weighted average number of shares outstanding during the period.  The Company uses the treasury stock method for calculating diluted earnings per share.  However, diluted loss per share presented is the same as basic loss per share as the effect of outstanding options and warrants would reduce the calculated loss per share.

Canarc Resource Corp.                                                                                                                                                                          Page 7

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Six Months Ended June 30, 2004

(Unaudited - Prepared by Management)

2.

Significant Accounting Policies     (continued)

(h)

Foreign currency translation:

The Company uses the United States dollar as its reporting currency, and accounts denominated in currencies other than the United States dollar have been translated as follows:

  Revenue and expense items at the rate of exchange in effect on the transaction date;

  Non-monetary assets and liabilities at historical exchange rates;  and

  Monetary assets and liabilities at the exchange rate at the balance sheet date.

Exchange gains and losses are recorded in the statement of operations in the period in which they occur.

(i)

Use of estimates:

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Significant areas requiring the use of management estimates include recoverability of resource properties, amortization periods for equipment and valuation allowances for future income tax assets.  Actual results could differ from those estimates.

(j)

Fair value of financial instruments:

The fair values of the Company's cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short terms to maturity.  The fair value of marketable securities is disclosed in Note 3.  It is not practicable to determine the fair value of amounts due to or from related parties due to their related party nature and the absence of a market for such instruments.

3.

Marketable Securities

June 30, 2004
Investment in share of companies, at cost	$866
Cumulative write-downs	(72)
794
Short-term investments	-
$794

The quoted market value of shares of companies is approximately $1,421,738 at June 30, 2004.  Included in investment in shares of companies are shares of Skinny Technologies Inc. ("Skinny"), a company with certain common directors at the time of receipt of the shares.  At June 30, 2004, these shares had a cost of $66,613, a carrying value of $4,579 and a quoted market value of approximately $4,579.

Also included in investment in shares of companies are shares of Endeavour Gold Corp. ("Endeavour"), a company which has directors and officers in common with the Company.  At June 30, 2004, these shares

Canarc Resource Corp.                                                                                                                                                                            Page 8

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Six Months Ended June 30, 2004

(Unaudited - Prepared by Management)

had a cost of $765,879, a carrying value of $765,879 and a quoted market value of approximately $1,385,617.

4.

Resource Properties

		June 30, 2004
	Acquisition	Exploration/
	Costs	Development	Total
British Columbia:
New Polaris (Note 4(a)(i))	$3,609	$333	$3,942
Eskay Creek (Note 4(a)(ii))	188	14	202

Costa Rica:
Bellavista (Note 4(b))	89	-	89

Suriname:
Sara Kreek (Note 4(c)(i))	1,567	1,717	3,284
Benzdorp (Note 4(c)(ii))	181	3,600	3,781

	$5,634	$5,664	$11,298

(a)

British Columbia:

(i)

New Polaris:

The New Polaris property, which is located in the Atlin Mining Division, British Columbia, is 100% owned by the Company subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.  Acquisition costs as at June 30, 2004 include a reclamation bond for CAD$249,000.

(ii)

Eskay Creek:

The Company owns a one-third carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation.  The property is subject to a 2% net smelter return in favour of a related company.

(b)

Bellavista, Costa Rica:

The Company owns an 18.3% carried interest in this property, which is located near San Jose, Costa Rica.  A property agreement giving Wheaton River Minerals Ltd. ("Wheaton") the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.

Canarc Resource Corp.                                                                                                                                                                            Page 9

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Six Months Ended June 30, 2004

(Unaudited - Prepared by Management)

4.

Resource Properties     (continued)

(c)

Suriname:

(i)

Sara Kreek:

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession.  The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.

(ii)

Benzdorp:

In April 1996, the Company entered into an option agreement to earn up to an 80% interest in the Benzdorp property by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company amended its option agreement.  Cash payments prior to commercial production were reduced to $150,000 and exploration expenditures were reduced to $3,000,000 to be incurred prior to April 2006.  At December 31, 2003, the Company had earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest.  In February 2004, the property owner incorporated a company in Suriname to transfer the Benzdorp concessions, on behalf of the Company (40%) and the property owner (60%).

(d)

Expenditure options:

To maintain the Company's interest and to fully exercise the options under various property agreements covering the properties located in British Columbia and Suriname, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

Canarc Resource Corp.                                                                                                                                                                            Page 10

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Six Months Ended June 30, 2004

(Unaudited - Prepared by Management)

	Option/Advance	Expenditure
	Royalty Payments	Commitment	Shares

Benzdorp (Note 4(c)(ii)):
2004	$120	$-	-
2005	75	1,400	-
2006	75	-	-
On commercial production (i)	450	-	-

Sara Kreek (Note 4(c)(i)):
On commercial production	-	-	200,000

New Polaris (Note 4(a)(i)):
Net profit interest buyout	-	-	150,000

	$720	$1,400	350,000

(i)

Paid on or before 30 days after the commencement of commercial production.

4.

Resource Properties     (continued)

(d)

Expenditure options:     (continued)

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

(e)

Resource properties contingencies:

The Company has diligently investigated rights of ownership of all of the resource properties/concessions to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property/concession in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing.  However, all properties/concessions may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Canarc Resource Corp.                                                                                                                                                                            Page 11

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Six Months Ended June 30, 2004

(Unaudited - Prepared by Management)

5.

Equipment

		June 30, 2004
		Accumulated	Net Book
	Cost	Amortization	Value

Mining equipment	$177	$-	$177
Vehicles	15	-	15
Office furniture and equipment	160	123	37

	$352	$123	$229

6.

Share Capital

(a)

Authorized and issued:

The Company's authorized share capital comprises of 100,000,000 common shares without par value.

The Company's issued share capital is as follows:

	Number of Shares	Amount

Balance at December 31, 2003	53,058,448	$47,906
Issued:
Exercise of options	210,000	122
Exercise of warrants	3,715,000	636
Balance at June 30, 2004	56,983,448	$48,664

6.

Share Capital     (continued)

(a)

Authorized and issued:     (continued)

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date, except in the case of common shares issued on exercise of stock options and share appreciation rights under the Company's stock option plan, which include the fair value of related options or rights previously allocated to contributed surplus.

(b)

Stock option plan:

The Company has a stock option plan that allows it to grant options to its employees, officers and directors to acquire up to 12,374,095 common shares, of which options for 4,899,000 common shares have been granted as at June 30, 2004.  The exercise price of each option equals the high/low average price for the common shares on the Toronto Stock Exchange based on the last five trading days before the date of the grant.  Options have a maximum term of ten years and terminate 30 days following the termination of the  optionee's employment, except in the case of death, in which case they terminate one year after the event.  Vesting of options is made at the discretion of the Board at the time the options are granted.

Canarc Resource Corp.                                                                                                                                                                            Page 12

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Six Months Ended June 30, 2004

(Unaudited - Prepared by Management)

At the discretion of the Board, certain option grants provide the holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

The continuity of stock options for the six months ended June 30, 2004 is as follows:

	June 30, 2004
		Weighted
		average
		exercise
	Number	price
	of Shares	(CAD$)
Outstanding, beginning of period	4,509,000	$0.47
Granted	600,000	$1.00
Exercised	(210,000)	$0.47
Outstanding, end of period	4,899,000	$0.54
Exercise price range (CAD$)	$0.17 - $1.05

At June 30, 2004, all of the options outstanding are exercisable and expire at various dates from March 27, 2005 to June 23, 2010, with a weighted average remaining life of 4.1 years.

During the six months ended June 30, 2004, the Company recognized stock-based compensation of $308,000 based on the fair value of options granted and vested during the period.

6.

Share Capital     (continued)

(b)

Stock option plan:     (continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.  The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Canarc Resource Corp.                                                                                                                                                                            Page 13

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Six Months Ended June 30, 2004

(Unaudited - Prepared by Management)

2004

Risk-free interest rate	3.26%
Expected dividend yield	0.000000
Expected stock price volatility	0.957500
Expected option life in years	4

(c)

Warrants:

At June 30, 2004, the Company had outstanding warrants to purchase an aggregate 2,723,750 common shares as follows:

Exercise
Prices		Oustanding at				Oustanding at
(CAD$)	Expiry Dates	December 31, 2003	Issued	Exercised	Expired	June 30, 2004

$0.20	May 17, 2004	3,000,000	-	(3,000,000)	-	-

$0.21	April 8, 2004	465,000	-	(465,000)	-	-

$0.50	September 10, 2004	625,000	-	(250,000)	-	375,000

$0.63	February 4, 2005	625,000	-	-	-	625,000

$1.25	November 13, 2005	133,750	-	-	-	133,750

$1.10	November 13, 2005	1,540,000	-	-	-	1,540,000

$1.25	December 30, 2005	50,000	-	-	-	50,000

		6,438,750	-	(3,715,000)	-	2,723,750

Each warrant entitles the holder to purchase one common share of the Company.

6.

Share Capital     (continued)

(d)

Shares reserved for issuance:

Canarc Resource Corp.                                                                                                                                                                            Page 14

CANARC  RESOURCE  CORP.

Notes to the Consolidated Financial Statements

(tabular dollar amounts expressed in thousands of United States dollars, except per share amounts)

Six Months Ended June 30, 2004

(Unaudited - Prepared by Management)

Number of Shares

Outstanding, June 30, 2004	56,983,448
Property agreements (Note 4(d))	350,000
Stock options (Note 6(b))	4,899,000
Warrants (Note 6(c))	2,723,750

Fully diluted, June 30, 2004	64,956,198

7.

Related Party Transactions

At June 30, 2004, amounts due from related parties comprise of a balance owed from a company with certain common directors and officers.  The amounts were for reimbursement of costs in the normal course of business.  At June 30, 2004, the Company had a balance due from Endeavour of CAD$24,432.  For the six months ended June 30, 2004, general and administrative costs include salaries of CAD$67,500 to a director.  In April 2004, the Company participated in a private placement for 400,000 units of Endeavour at CAD$1.60 per unit;  each unit is comprised of one common share and one-half share purchase warrant;  each whole warrant is exercisable to acquire one common share at an exercise price of CAD$2.00 and has an expiry date of October 22, 2005.

8.

Segment Disclosures

The Company has one operating segment, being mineral exploration, and substantially all assets of the Company are located in Canada except for certain resource properties as disclosed in Note 4 and $94,400 of mining equipment and vehicles which are located in Suriname.

9.

Supplemental Disclosure with respect to Cash Flows

June 30, 2004

Significant non-cash financing and investing activities:

Marketable securities received for resource property	$ -
Settlement of accounts payable with marketable securities	-
Shares issued on exercise of share appreciation rights	-
Shares issued on exercise of stock option	47

Supplemental cash flow information:

Income taxes paid	$ -
Interest paid	-

Canarc Resource Corp.                                                                                                                                                                            Page 15

CORPORATE  INFORMATION

HEAD OFFICE

#800 - 850 West Hastings Street

Vancouver, BC, Canada, V6C 1E1

Telephone:v          (604) 685-9700

                               1-877-684-9700

Facsimile:               (604) 685-9744

Website:             www.canarc.net

DIRECTORS

Bradford Cooke

Chris Theodoropoulos

Derek Bullock

Leonard Harris

OFFICERS

Bradford Cooke ~ President

Godfrey Walton ~ Vice-President

Stewart Lockwood ~ Secretary

REGISTRAR AND

Computershare Trust Company of Canada

TRANSFER AGENT

#401 - 510 Burrard Street

Vancouver, BC, Canada, V6C 3B9

AUDITORS

KPMG LLP

777 Dunsmuir Street

Vancouver, BC, Canada, V7Y 1K3

SOLICITORS

Vector Corporate Finance Lawyers

#1040 - 999 West Hastings Street

Vancouver, BC, Canada, V6C 2W2

SHARES LISTED

Trading Symbols

TSX:            CCM

OTC-BB:     CRCUF

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Second Quarter Ended June 30, 2004

Preliminary Information

The following Management's Discussion and Analysis ("MD&A") of Canarc Resource Corp. (the "Company") should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the six months ended June 30, 2004 and with the audited consolidated financial statements for the years ended December 31, 2003 and 2002, all of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles ("CAD GAAP"), and all dollar amounts are expressed in United States dollars unless otherwise indicated.

All information contained in the MD&A is as of August 13, 2004 unless otherwise indicated.

Background

The Company is a Canadian resource company engaged in the acquisition, exploration and development of precious metal properties in Canada, Costa Rica and Suriname.  The Company owns or holds, directly or indirectly, interests of between 18% to 100% in a total of five precious metal properties, which are known as the New Polaris and GNC properties in British Columbia, Canada, the Bellavista property in Costa Rica, and the Sara Kreek and Benzdorp properties in Suriname.  The Company also holds or has rights to increase its interests of up to 100% in certain mineral properties in Suriname.

The Company owns a 100% interest in the New Polaris property, which is located in the Atlin Mining Division, British Columbia, and is subject to a 15% net profit interest which may be reduced to a 10% net profit interest within one year of commercial production by issuing 150,000 common shares to Rembrandt Gold Mines Ltd.

The Company owns a 33⅓% carried interest in the Eskay Creek property, Skeena Mining Division, British Columbia, pursuant to a joint venture with Barrick Gold Corporation.  The property is subject to a 2% net smelter return in favour of a related company.

The Company owns an 18.3% carried interest in this property, which is located near San Jose, Costa Rica.  A property agreement giving Wheaton River Minerals Ltd. the right to earn a 100% working interest in the property calls for pre-production payments to be made to the Company in the amount of $117,750 annually up to and including the year commercial production commences.

The Company holds 80% of the shares of Sara Kreek Resource Corporation N.V., the company that holds the Sara Kreek concession in a placer gold mine located in the Republic of Suriname.  The Company owns a 100% interest (subject to royalties) in the subsurface mineral rights and 80% interest (reverting to 50% after payback of the Company's investment) in the surface mineral rights.  The Company may be required to issue an additional 200,000 shares to the vendor upon completing a feasibility study and commencing commercial production of the underground deposits.

In April 1996, the Company entered into an option agreement to earn up to an 80% interest in the Benzdorp property located in the Republic of Suriname by making cumulative cash payments of $750,000 and property expenditures totalling $5 million over a four-year period.  In August 2002, the Company amended its option agreement.  Cash payments prior to commercial production were reduced to $300,000 and exploration expenditures were reduced to $3,000,000 to be incurred prior to April 2006.  To December 31, 2003, the Company has earned a 40% interest in the Benzdorp property, and expects to exercise its right to increase its interest.  In February 2004, the property owner incorporated a company in Suriname to transfer the Benzdorp concessions, on behalf of the Company (40%) and the property owner (60%).

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Second Quarter Ended June 30, 2004

(expressed in United States dollars)

Overall Performance

For the Company's exploration activities, there is no production, sales or inventory in the conventional sense.  The recoverability of costs capitalized to mineral properties and the Company's future financial success will be dependent upon the extent to which it can discover mineralization and the economic viability of developing such properties.  Such development may take years to complete and the amount of resulting income, if any, is difficult to determine with any certainty.  Many of the key factors are outside of the Company's control.  The sales value of any mineralization discovered by the Company is largely dependent upon factors beyond the Company's control such as the market value of the metals produced.  As the carrying value and amortization of mineral properties and capital assets are, in part, related to the Company's mineral reserves, the estimation of such reserves is significant to the Company's position and results of operations.

In accordance with CAD GAAP, all costs related to investments in resource properties are capitalized on a property-by-property basis.  Such costs include mineral property acquisition costs and exploration and development expenditures, net of any recoveries and write-downs.

The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable.

The Company knows of no trends, demands, commitments, events or uncertainties outside of the normal course of business that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies.  The Company is not aware of any seasonality in the business that have a material effect upon its financial condition, results of operations or cash flows other than those normally encountered by public reporting junior resource companies.  The Company is not aware of any changes in the results of its operations that are other than those normally encountered in its ongoing business.

Results of Operations

Second Quarter of 2004 - Six months ended June 30, 2004 compared with June 30, 2003

The higher net loss in the June 30, 2004 quarter relative to the same quarter in 2003 was primarily attributable to lower revenues realized from the disposition of short-term investments and marketable securities, significantly higher compensation expense from the granting of stock options in February 2004, and the addition of staff in mid-2003 and other ancillary functions to support the more active corporate and financing activities and exploration and drilling programs of the Company for the New Polaris property in British Columbia in late 2003 and for the Benzdorp property in Suriname in 2003 which continued into 2004.  A foreign exchange loss was recognized in the second quarter of fiscal 2004 as the United States dollar appreciated at quarter end compared to the fiscal 2003 year-end, given that certain accounts of the Company are maintained in CAD dollars which would conversely depreciate relative to the U.S. dollar.

Gold markets continued to show strength as the cumulative average increased from $310 per ounce in fiscal 2002 to $363 in fiscal 2003 and then to $400 for the 7 month period ended July 31, 2004.  Peaks in gold prices were prevalent especially in early 2004 when prices hit a high of $425 and then settled in the $400 level by mid 2004.

The Company's drilling results from its Phase 2 drilling program in the Benzdorp property in Suriname continue to extend porphyry gold-copper mineralization to further depths and continue to indicate economically significant gold grades.  As for its New Polaris in British Columbia, a scoping study is still underway for the 1.3 million ounce, high-grade gold deposit, with emphasis on detailed resource modelling of an initial 650,000 ounce resource compliant with National Instrument 43-101 and suitable for a conceptual mine plan.  Metallurgical testing is still being performed in an effort to optimize gold recoveries in pressure leach and bacterial leach circuits.

Canarc Resource Corp.                                                                                                                                                                                Page 2

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Second Quarter Ended June 30, 2004

(expressed in United States dollars)

For the six months ended June 30, 2004, the Company incurred exploration expenditures of about $809,000 whereas $288,000 was expended for the same period in fiscal 2003.  The increased expenditures were attributable to the overall improvement in gold prices which allowed the Company to raise more equity financings during the latter part of the 2003 fiscal year.  During the six months ended June 30, 2004, the Company continued with its Phase 2 drilling program for the Benzdorp property where an additional $760,000 were expended, and the scoping study and metallurgical testing contributed an additional $49,000 in expenditures for the New Polaris property.  In January 2004, the Company received a pre-production payment of $117,750 for its Bellavista property.

As at June 30, 2004, the Company has resource properties which are comprised of the following:

		June 30, 2004
	Acquisition	Exploration/
(in $000s)	Costs	Development	Total
British Columbia:
New Polaris	$3,609	$333	$3,942
Eskay Creek	188	14	202

Costa Rica:
Bellavista	89	-	89

Suriname:
Sara Kreek	1,567	1,717	3,284
Benzdorp	181	3,600	3,781

	$5,634	$5,664	$11,298

At June 30, 2004, to maintain the Company's interest and to fully exercise the options under various property agreements covering the properties located in British Columbia and Suriname, the Company must incur exploration expenditures on the properties and make payments in the form of cash and/or shares to the optionors as follows:

	Option/Advance	Expenditure
	Royalty Payments	Commitment	Shares
	(in $000s)	(in $000s)
Benzdorp:
2004	$120	$ -	-
2005	75	1,400	-
2006	75	-	-
On commercial production (i)	450	-	-

Sara Kreek:
On commercial production	-	-	200,000

New Polaris:
Net profit interest buyout	-	-	150,000

	$720	$1,400	350,000

 (i)

Paid on or before 30 days after the commencement of commercial production.

Canarc Resource Corp.                                                                                                                                                                                Page 3

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Second Quarter Ended June 30, 2004

(expressed in United States dollars)

These amounts may be reduced in the future as the Company determines which properties to continue to explore and which to abandon.

Summary of Quarterly Results

The following table provides selected financial information of the Company for each of the last eight quarters ending at the end of the most recently completed quarter, June 30, 2004:

(in $000s except	2004			2003			2002
per share amounts)	June 30	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30

Total revenues	$23	$16	$28	$23	$(5)	$116	$8	$32

Loss before discontinued
operations and
extraordinary items:
(i) Total	$(178)	$(378)	$(536)	$(126)	$(169)	$(45)	$(1,859)	$(141)
(ii) Basic per share	$-	$(0.01)	$(0.01)	$-	$-	$-	$(0.04)	$(0.01)
(iii) Fully diluted
per share	$-	$(0.01)	$(0.01)	$-	$-	$-	$(0.03)	$-

Net loss:
(i) Total	$(178)	$(378)	$(536)	$(126)	$(169)	$(45)	$(1,859)	$(141)
(ii) Basic per share	$-	$(0.01)	$(0.01)	$-	$-	$-	$(0.04)	$(0.01)
(iii) Fully diluted
per share	$-	$(0.01)	$(0.01)	$-	$-	$-	$(0.03)	$-

Total assets	$13,089	$12,591	$12,882	$10,477	$10,602	$10,686	$10,217	$12,032
Total long-term liabilities	$-	$-	$-	$-	$-	$-	$-	$-
Dividends per share	$-	$-	$-	$-	$-	$-	$-	$-

Liquidity and Capital Resources

The Company is in the development stage and has not yet determined whether its resource properties contain reserves that are economically recoverable.  The recoverability of amounts capitalized for resource properties is entirely dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development and upon future profitable production.  The Company knows of no trends, demands, commitments, events or uncertainties that may result in the Company's liquidity either materially increasing or decreasing at the present time or in the foreseeable future.  Material increases or decreases in the Company's liquidity are substantially determined by the success or failure of the Company's exploration programs and overall market conditions for smaller resource companies.  Since its incorporation in 1987, the Company has endeavored to secure valuable mineral properties that in due course could be brought into production to provide the Company with cash flow which would be used to undertake work programs on other projects.  To that end, the Company has expended its funds on mineral properties that it believes has the potential to achieve cash flow within a reasonable time frame.  As a result, the Company has incurred losses during each of its fiscal years since incorporation.  This result is typical of smaller mining companies and will continue unless positive cash flow is achieved.

Canarc Resource Corp.                                                                                                                                                                                Page 4

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Second Quarter Ended June 30, 2004

(expressed in United States dollars)

The following table contains selected financial information of the Company's liquidity:

	June 30,	December 31,	June 30,
(in $000s)	2004	2003	2003

Cash and cash equivalents	$622	$1,902	$132
Working capital	$1,502	$1,824	$722

The Company has significantly more cash and cash equivalents and working capital at June 30, 2004 than on June 30, 2003.  This was largely attributable to the Company completing four private placements in 2003 which raised equity financing of CAD$3,789,500 of which $3,139,500 was completed in the last quarter of fiscal 2003.

The Company did not raise any equity financing in the second quarter ended June 30, 2004, but it did receive the annual $117,750 cash payments from its partner on the Bellavista project in Costa Rica in January 2004, and proceeds of CAD$98,400 from the exercise of options and CAD$822,650 from the exercise of warrants.

The Company's Phase 2 drilling program for the Benzdorp property and ongoing operating expenses reduced its cash resources and its working capital at June 30, 2004 relative to December 31, 2003 year end.  The quoted market value of the Company's marketable securities increased from $564,553 at December 31, 2003 to $1,421,738 at June 30, 2004.

The Company has entered into a number of option agreements for resource properties that involve payments in the form of cash and/or shares of the Company as well as minimum exploration expenditure requirements.  Under the section, Results of Operations, further details of contractual obligations are provided as at June 30, 2004.  The Company will continue to rely upon equity financing as its principal source of financing its projects.

The Company operates in Mexico and Suriname, both of which have economies that have undergone significant inflation in the recent past and are viewed by the Company as carrying a certain degree of risk.  In order to minimize the risk associated with such inflation, the Company does not maintain significant cash resources in any of these countries at any point in time, but rather maintains the majority of its investments in U.S. or Canadian denominated instruments.

Off-Balance Sheet Arrangements

At the discretion of the Board, certain option grants provide the option holder the right to receive the number of common shares, valued at the quoted market price at the time of exercise of the stock options, that represent the share appreciation since granting the options.

Transactions with Related Parties

At June 30, 2004, an amount of $18,000 is due from Endeavour Gold Corp. ("Endeavour"), a company with certain common directors and officers.  The amounts were for reimbursement of costs in the normal course of business.  For the six months ended June 30, 2004, general and administrative costs include salaries of CAD$67,500 to a director.  In April 2004, the Company participated in a private placement for 400,000 units of Endeavour at CAD$1.60 per unit;  each unit is comprised of one common share and one-half share purchase warrant;  each whole warrant is

Canarc Resource Corp.                                                                                                                                                                                Page 5

CANARC  RESOURCE  CORP.

Management's Discussion and Analysis

For the Second Quarter Ended June 30, 2004

(expressed in United States dollars)

exercisable to acquire one common share at an exercise price of CAD$2.00 and has an expiry date of October 22, 2005.

Outstanding Share Data

The Company's authorized share capital comprises 100,000,000 common shares without par value.

Changes in the Company's share capital for the six months ended June 30, 2004 are as follows:

	Number of Shares	Amount
Balance at December 31, 2003	53,058,448	$47,906
Issued:
Exercise of options	210,000	122
Exercise of warrants	3,715,000	636
Balance at June 30, 2004	56,983,448	$48,664

Outlook

Although it currently has sufficient capital to satisfy existing operating and administrative expenses in the short term, the Company will continue to depend upon equity capital to finance its existing projects.  There are no assurances that capital requirements will be met by this means of financing as inherent risks are attached therein including commodity prices, financial market conditions, and general economic factors.  The Company does not expect to realize any operating revenues from its properties in the foreseeable future.

Canarc Resource Corp.                                                                                                                                                                                Page 6